Mail Stop 4561

November 7, 2008

Mr. David K. Holeman
Chief Financial Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, TX 77063

> **Re:** **Whitestone REIT**
> **Form 10-K for the Year Ended December 31, 2007**
> **Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008**
> **File No. 0-50256**

Dear Mr. Holeman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief